SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                   Ecolab Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278865100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 October 5, 2001
         --------------------------------------------------------------
                      (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 278865100                                               Page 2

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henkel KGaA

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

    3

    4    SOURCE OF FUNDS*

         WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)    [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

                              7    SOLE VOTING POWER
                                   20,071,512
      NUMBER OF
       SHARES                 8    SHARED VOTING POWER
    BENEFICIALLY                   14,666,664
      OWNED BY
   EACH REPORTING             9    SOLE DISPOSITIVE POWER
       PERSON                      20,071,512
        WITH
                              10   SHARED DISPOSITIVE POWER
                                   14,666,664

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         34,738,176

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.2 %

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 278865100                                               Page 3

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HC Investments, Inc.


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

    3

    4    SOURCE OF FUNDS*

         AF, WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)    [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                              7    SOLE VOTING POWER
                                   0
      NUMBER OF
       SHARES                 8    SHARED VOTING POWER
    BENEFICIALLY                   14,666,664
      OWNED BY
   EACH REPORTING             9    SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                              10   SHARED DISPOSITIVE POWER
                                   14,666,664

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,666,664

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.5 %

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 6 (this "Amendment") amends and supplements the
Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 2.  Identity and Background.

         Annex I to the Schedule 13D is amended and restated as attached to this Amendment to reflect the names, addresses, occupations and citizenship of the current executive officers, directors and controlling persons of HCI and KGaA. None of KGaA, HCI or, to the best knowledge of KGaA and HCI, any of the persons listed on Annex I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         KGaA acquired 2,500,000 shares of Common Stock in open market purchases beginning on October 2, 2001, for an aggregate amount equal to approximately $89.4 million. The funds used for such purchases came from KGaA's general corporate resources.

Item 4.  Purpose of Transaction.

         As previously described in the Schedule 13D, Henkel and Ecolab have entered into a series of agreements and consummated a series of transactions through which they established and have conducted a long-term cooperative business relationship. Henkel's primary purpose for these agreements and transactions was for it to become and remain a long-term significant minority investor in Ecolab.

         As previously described in the Schedule 13D, on December 7, 2000, Henkel and Ecolab entered into the Master Agreement relating to the proposed sale by Henkel of its interests in the Joint Venture to Ecolab (the "Proposed Sale"). On September 28, 2001, Henkel and Ecolab announced that it is now anticipated that the Proposed Sale will be consummated on November 30, 2001. When the Proposed Sale is consummated, the business relationship between Henkel and Ecolab will be changed, and Henkel's primary relationship with Ecolab will be that of a significant minority stockholder. Consistent with that expectation, KGaA acquired the shares of Common Stock to which this Amendment relates in order to expand and strengthen its minority investment in, and to strengthen Henkel's long-term relationship with, Ecolab.

         As previously described in the Schedule 13D, under the Existing Stockholder's Agreement, Henkel may acquire shares of Common Stock so long as the acquisition does not cause Henkel to beneficially own more than 30% of the outstanding Common Stock, which percentage will be increased under the Proposed Amended Stockholder's Agreement to 35% upon consummation of the Proposed Sale.

         As previously described in the Schedule 13D, upon consummation of the Proposed Sale, Henkel will receive the purchase price in either cash in Euro or additional shares of Common Stock, at the election of Henkel, in an amount to be determined based on the earnings of the Joint Venture in fiscal years 2000 and 2001 pursuant to a formula in the Master Agreement. On September 28, 2001, Henkel and Ecolab announced that it is now anticipated that the purchase price will range between approximately EUR 480 million to EUR 510 million. As previously described in the Schedule 13D, if Henkel elects to take Common Stock, the number of shares to be issued will be calculated using a per share value of $41.0625, subject to a maximum of 13,203,672 and a minimum of 9,270,664 shares being issued. Henkel has not yet determined whether it will elect to take cash or stock in connection with the Proposed Sale. The number of shares of Common Stock purchased in the open market transactions described above is such that Henkel would not own more than the 35% permitted under the Proposed Amended Stockholder's Agreement if Henkel elects to receive the purchase price in the form of Common Stock.

         In accordance with the Existing Stockholder's Agreement, Ulrich Lehner, Stefan Hamelmann and Hugo Uyterhoeven were nominated for election to Ecolab's Board of Directors (the "Ecolab Board") at Ecolab's most recent annual meeting of stockholders and currently serve as members of the Ecolab Board.

         Henkel intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, Henkel's overall relationship with Ecolab and the status of the Joint Venture and the Proposed Sale, and other general market and investment conditions, Henkel may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Existing Stockholder's Agreement (or the Proposed Amended Stockholder's Agreement, as applicable) and applicable law.

         Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) At the date hereof, in the aggregate, the 34,738,176 shares of Common Stock owned by HCI and KGaA represent approximately 27.2% of the 127,915,535 shares of Common Stock reported by Ecolab in its Quarterly Report on Form 10-Q to be outstanding as of July 31, 2001.

         Of that total, HCI beneficially owns 14,666,664 shares of Common Stock (approximately 11.5% of such total). HCI and, by virtue of its indirect control of HCI, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Existing Stockholder's Agreements).

         KGaA directly and beneficially owns the remaining 20,071,512 shares of Common Stock (approximately 15.7% of such total). KGaA has the sole power to vote and the sole power to dispose of those shares of Common Stock (subject to the provisions of the Existing Stockholder's Agreements).

         At the date hereof, to the best knowledge of HCI and KGaA, Ulrich Lehner (the President and Chief Executive Officer of KGaA and a member of the Ecolab Board) is the beneficial owner (with sole voting and dispositive power) of 4,171 shares of Common Stock (including 3,800 shares that could be purchased under stock options granted by Ecolab and 371 shares represented by stock units granted by Ecolab under its Non-Employee Director Deferred Compensation Plan). At the date hereof, to the best knowledge of HCI and KGaA, Stefan Hamelmann (a member of the Shareholders' Committee of KGaA and a member of the Ecolab Board) is the beneficial owner (with sole voting and dispositive power) of 4,171 shares of Common Stock (including 3,800 shares that could be purchased under stock options granted by Ecolab and 371 shares represented by stock units granted by Ecolab under its Non-Employee Director Deferred Compensation Plan). At the date hereof, to the best knowledge of HCI and KGaA, Albrecht Woeste (the Chairman of the Supervisory Board of KGaA and a former member of the Ecolab Board) is the beneficial owner (with sole voting and dispositive power) of 43,512 shares of Common Stock (including 24,000 shares that could be purchased under stock options granted by Ecolab). At the date hereof, to the best knowledge of HCI and KGaA, Roland Schulz (a member of the Board of Management of KGaA and a former member of the Ecolab Board) is the beneficial owner (with sole voting and dispositive power) of 38,102 shares of Common Stock (including 22,400 shares that could be purchased under stock options granted by Ecolab). HCI and KGaA disclaim beneficial ownership of any of the shares beneficially owned by Ulrich Lehner, Stefan Hamelmann, Albrecht Woeste and Roland Schulz.

         At the date hereof, except as stated herein, neither HCI nor KGaA nor, to the best of their knowledge, Henkel of America, Inc., Henkel Corporation or any of the persons listed on Annex I hereto beneficially owns any shares of Common Stock (other than shares of Common Stock beneficially owned by HCI or KGaA of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act).

         (c) Certain information with respect to each transaction in the Common Stock since December 14, 2000 (the date of Amendment No. 5 to the Schedule 13D) is set forth in Exhibit 20 hereto. Except as set forth herein, no transactions in shares of Common Stock were effected during the past 60 days by HCI or KGaA, or, to the best of their knowledge, by Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Annex I hereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit 20 Purchases of Common Stock from December 14, 2000 through October 5, 2001.

                                    Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2001
                                                   Henkel KGaA



                                                   By: /s/  Carl Braun
                                                       -------------------------
                                                       Dr. Carl Braun
                                                       Vice President



                                                   By: /s/  Thomas-Gerd Kuhn
                                                       -------------------------
                                                       Thomas-Gerd Kuhn
                                                       Senior Corporate Counsel


                                                   HC Investments, Inc.



                                                   By: /s/ James E. Ripka
                                                       -------------------------
                                                       James E. Ripka
                                                       President

                                  Exhibit Index


Exhibit 1       Stock Purchase Agreement by and among HC Investments,      *
                Inc., Henkel KGaA and Ecolab Inc. dated as of December
                11, 1989

Exhibit 2       Amendment No. 1 to Stock Purchase Agreement by and         *
                among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 3       Confidentiality Agreement between Henkel KGaA and          *
                Ecolab Inc. dated November 13, 1989

Exhibit 4       Press Release issued by Ecolab Inc. and Henkel KGaA on     *
                December 11, 1989

Exhibit 5       Amendment No. 2 to Stock Purchase Agreement by and         **
                among HC Investments, Inc., Henkel KGaA and Ecolab Inc.
                dated as of September 11, 1990

Exhibit 6       Umbrella Agreement by and between Henkel KGaA and          **
                Ecolab Inc. dated as of September 11, 1990

Exhibit 7       Joint Venture Agreement by and between Henkel KGaA and     **
                Ecolab Inc. dated as of September 11, 1990

Exhibit 8       Stockholder's Agreement between Henkel KGaA and Ecolab     **
                Inc. dated as of September 11, 1990

Exhibit 9       Amendment No. 3 to Stock Purchase Agreement by and         ***
                among HC Investments, Inc., Henkel KGaA and Ecolab Inc.
                dated as of March 8, 1991

Exhibit 10      First Amendment to the Umbrella Agreement by and           ***
                between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11      First Amendment to the Joint Venture Agreement by and      ***
                between Henkel KGaA and Ecolab Inc. dated as of March
                8, 1991

Exhibit 12      First Amendment to the Stockholder's Agreement between     ***
                Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 13      Amended and Restated Umbrella Agreement by and between     ****
                Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 14      Amended and Restated Joint Venture Agreement by and        ****
                between Henkel KGaA and Ecolab Inc. dated as of June
                26, 1991

Exhibit 15      Amended and Restated Stockholder's Agreement between       ****
                Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 16      Press Release issued by Ecolab Inc. and Henkel KGaA on     ****
                July 11, 1991

Exhibit 17      Amendment No. 1 to Amended and Restated Stockholder's      *****
                Agreement between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18      Master Agreement, dated as of December 7, 2000, between    *****
                Ecolab Inc. and Henkel KGaA

Exhibit 19      Form of Second Amended and Restated Stockholder's          *****
                Agreement

Exhibit 20      Purchases of Common Stock from December 14, 2000           19
                through October 5, 2001.


*     Previously filed as an Exhibit to the Schedule 13D on December
      20, 1989.

** Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

*** Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

**** Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

***** Previously filed as an Exhibit to Amendment No. 5 to the Schedule
      13D on December 15, 2000.

                                     ANNEX I
                                     -------

                  Officers and Directors of HC Investments, Inc.
                  ----------------------------------------------

         The following table sets forth the name, business address, position with HCI and present principal occupation of each director and executive officer of HCI. Each individual listed below is a citizen of the United States.


                                                   Position with HCI and Present
Name and Address                                 Principal Occupation or Employment
----------------                                 ----------------------------------

Mr. James E. Ripka                           Vice President and Treasurer of Henkel
Henkel Corporation                           Corporation; Director, Chairman of the Board
The Triad, Suite 200                         of Directors and President of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Kenneth R. Pina                          Senior Vice President, Chief Legal Officer
Henkel Corporation                           and Secretary of Henkel Corporation;
The Triad, Suite 200                         Secretary of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Timothy V. Eisenhut                      Vice President, Tax of Henkel Corporation;
Henkel Corporation                           Director and Vice President, Tax of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Brian Friend                             Director of Tax of Henkel Corporation;
Henkel Corporation                           Director and Vice President, Finance and
The Triad, Suite 200                         Treasurer of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Ms. Lloyd Overton Martin                     Assistant Vice President, Corporate,
Wilmington Trust Company                     Financial Services Department, Wilmington
1105 North Market Street                     Trust Company; Director and Assistant
Suite 1300                                   Treasurer of HCI
Wilmington, DE  19899

Mr. Gregory Gaglione                         Associate General Counsel and Assistant
Henkel Corporation                           Secretary of Henkel Corporation;
The Triad, Suite 200                         Assistant Secretary of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

                      Officers and Directors of Henkel KGaA
                      -------------------------------------

         The following table sets forth the name, business address (except as noted), position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. de Keersmaecker, who is a citizen of Belgium, and Dr. Morwind, who is a citizen of the Republic of Austria.


Name and Address                             Present Principal Occupation or Employment
----------------                             ------------------------------------------

Supervisory Board:
------------------
Mr. Albrecht Woeste                          Owner, President and Managing Director of
Henkelstrabe 67                              R. Woeste GmbH & Co. KG and Chairman of
40191 Dusseldorf                             the Supervisory Board and Chairman of the
Germany                                      Shareholders' Committee of KGaA

Dr. Simone Bagel                             Biologist
Beethovenstrabe 62
53115 Bonn
Germany

Dr. Ulrich Cartellieri                       Member of the Board of Management of
Deutsche Bank AG                             Deutsche Bank AG
D-60262 Frankfurt
Germany

Mr. Hans Dietrichs                           Member of the Works Council of KGaA
Ziegeleistrabe 56
39307 Genthin
Germany

Mr. Benedikt-Joachim Freiherr von Herman     Forester
Obere Dorfstrabe 1
88489 Wain
Germany

Ms. Heike Hauter                             Member of the Works Council of KGaA
Poststrabe 24
40721 Hilden
Germany


Name and Address                             Present Principal Occupation or Employment
----------------                             ------------------------------------------

Supervisory Board:  (continued)
------------------

Mr. Bernd Hinz                               Member of the Works Council of KGaA
Rheinstrabe 48
51371 Leverkusen
Germany

Prof. Dr. Dr. h.c. Heribert Meffert          Professor at the University of Munster and
Potstiege 56                                 Director of the Institute for Marketing
48161 Munster
Germany

Prof. Dr. Dr. Heinz Riesenhuber              Member of Parliament
Bundesforschungsminister a.D.
Deutscher Bundestag
Platz der Republik 1
11011 Berlin
Germany

Mr. Heinrich Thorbecke                       Owner and Managing Director of Bank
Wolfgangweg 17                               Thorbecke in Geneva, Switzerland
CH-9014 St. Gallen
Switzerland

Mr. Michael Vassilidias                      Chemical Engineer at IG Bergbau
Konigsworther Platz 6
30167 Hannover
Germany

Mr. Bernhard Walter                          Chairman of the Board of Managing Directors
60301 Frankfurt                              of Dresdner Bank AG
Germany

Mr. Jurgen Walter                            Officer of IG Bergbau - Chemie, Energie
c/o IG Bergbau - Chemie, Energie             (Industrial union of employees in the
Konigsworther Platz 6                        chemical industry)
30167 Hannover
Germany

Mrs. Brigitte Weber                          Member of the Works Council of KGaA
Pestalozzistrabe 12
40764 Langenfeld
Germany


Name and Address                             Present Principal Occupation or Employment
----------------                             ------------------------------------------

Supervisory Board:  (continued)
------------------

Dr. Anneliese Wilsch-Irrgang                 Chairman of the Management Personnel
Flotowstrabe 2a                              Representatives of KGaA
40593 Dusseldorf
Germany

Mr. Winfried Zander                          Chairman of the Works Council of KGaA and
Henkelstrabe 67                              Vice Chairman of the Supervisory Board
40191 Dusseldorf
Germany

Board of Management:
-------------------

Dr. Ulrich Lehner                            President and Chief Executive Officer and
Henkelstrabe 67                              Chairman of the Board of Management of
40191 Dusseldorf                             KGaA
Germany

Mr. Guido de Keersmaecker                    Executive Vice President-Adhesives of KGaA
Henkelstrabe 67
40191 Dusseldorf
Germany

Dr. Jochen Krautter                          Executive Vice President Finance and
Henkelstrabe 67                              Logistics of KGaA
40191 Dusseldorf
Germany

Dr. Klaus Morwind                            Executive Vice President-Detergents/
Henkelstrabe 67                              Cleaning Products of KGaA
40191 Dusseldorf
Germany

Dr. Roland Schulz                            Executive Vice President-Human Resources,
Henkelstrabe 67                              Hygiene and Surface Technologies of KGaA
40191 Dusseldorf
Germany


Name and Address                             Present Principal Occupation or Employment
----------------                             ------------------------------------------

Board of Management:  (continued)
--------------------

Dr. Uwe Specht                               Executive Vice President- Cosmetics/Toiletries
Henkelstrabe 67                              of KGaA
40191 Dusseldorf
Germany

Shareholders' Committee:

Mr. Albrecht Woeste                          Owner, President and Managing Director of
Henkelstrabe 67                              R. Woeste GmbH & Co. KG and Chairman of
40191 Dusseldorf                             the Supervisory Board and Chairman of the
Germany                                      Shareholders' Committee of KGaA

Mr. Paul Achleitner                          Member of the Board of Allianz AG
Konigsstrabe 28
80802 Munchen
Germany

Mr. Stefan Hamelmann                         Owner of Franz Hamelmann Baugesellschaft
Hebbelstrabe 13                              MbH
40237 Dusseldorf
Germany

Dr. h.c. Ulrich Hartmann                     President and Chief Executive Officer of E.ON
Bennigsenplatz 1                             AG
40474 Dusseldorf
Germany

Chrisoph Henkel                              Independent Entrepreneur and Business
Henkelstrabe 67                              Executive
40191 Dusseldorf
Germany

Dr. Jurgen Manchot                           Vice Chairman of the Shareholders'
Henkelstrabe 67                              Committee of KGaA and Chemist
40191 Dusseldorf
Germany

Mr. Thomas Manchot (guest member)            Entrepreneur
Kaiser-Wilhelm-Ring 43a
40545 Dusseldorf
Germany


Name and Address                             Present Principal Occupation or Employment
----------------                             ------------------------------------------

Shareholders' Committee:  (continued)
------------------------

Dr. Christa Plichta                          Physician
Chemin Colladon 22
CH-1209 Geneve
Switzerland

Dr. Wolfgang Roller                          Chairman of the Supervisory Board of
c/o Dresdner Bank AG                         Dresdner Bank AG
60301 Frankfurt Am Main
Germany

Mr. Burkhard Schmidt                         Managing Director of Jahr Holding GmbH &
Stubbenhuk 7                                 Co KG
20459 Hamburg
Germany

Mr. Konstantin von Unger (guest member)      Independent Entrepreneur
45 Holland Park
London W11 3RP
England

Dr. Hans-Dietrich Winkhaus                   Former President and Chief Executive
Henkelstrabe 67                              Officer of KGaA; Chairman of the Supervisory
40191 Dusseldorf                             Board of Deutsche Telekom AG
Germany